Mail Stop 3561

September 29, 2006

<u>By U.S. Mail</u>
Mr. Kevin Marsh
Chief Financial Officer
SCANA Corporation
1426 Main Street
Columbia, SC 29201

   Re: SCANA Corporation
      Form 10-K for the year ended December 31, 2005
      Filed March 2, 2006
      File No. 1-8809

      South Carolina Electric & Gas Company
      Form 10-K for the year ended December 31, 2005
      Filed March 2, 2006
      File No. 1-3375

      Public Service Company of North Carolina, Incorporated
      Form 10-K for the year ended December 31, 2005
      Filed March 2, 2006
      File No. 1-11429

Dear Mr. Marsh:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Michael Moran

Branch Chief